Exhibit 99.1

Safe Bulkers, Inc. Reports Fourth Quarter and Full Year 2009 Results and Declares Quarterly Dividend of $0.15 per Share

Athens, Greece – February 9, 2010 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the fourth quarter and the year ended December 31, 2009. The Company also declared a quarterly dividend of $0.15 per share for the fourth quarter of 2009.

Summary of Fourth Quarter 2009 Results

•

Net revenue for the fourth quarter of 2009 decreased by 21% to $36.6 million from $46.6 million for the same period in 2008. The Company operated 14 vessels on average during the fourth quarter of 2009 earning a Time Charter Equivalent (“TCE”)1 rate of $28,605 compared to 11.53 vessels and a TCE rate of $44,276 during the fourth quarter of 2008. The decrease in the TCE rate is a result mainly of lower period time charter rates earned during the fourth quarter 2009 compared to the same period in 2008.

•

Net income was $23.2 million, or earnings per share of $0.42, in the fourth quarter of 2009 , an increase of 95% from net income of $11.9 million, or earnings per share of $0.22, in the fourth quarter of 2008. The increase in net income of $11.3 million reflects mainly: (i) net revenue of $36.6 million compared to $46.6 million, (ii) interest expense of $1.5 million compared to $4.0 million and (iii) loss on derivatives of $1.2 million compared to $21.0 million, for the fourth quarters ended December 31, 2009 and 2008, respectively.

•

EBITDA2 was $28.4 million in the fourth quarter of 2009 , an increase of 56% from $18.2 million in the fourth quarter of 2008, mainly due to higher net income.

•

A dividend of $0.15 per share was declared for the fourth quarter of 2009. See “Dividend Declaration” below.

Summary of Full Year 2009 Results

•

Net revenue for the year ended December 31, 2009 decreased by 18% to $164.6 million from $200.8 million for the year ended December 31, 2008. The Company operated 13.20 vessels on average during the year ended December 31, 2009, earning a TCE rate of $34,208, compared to an average of 11.13 vessels and a TCE rate of $49,626 during the year ended December 31, 2008.  The decrease in the TCE rate is mainly a result of lower period time charter rates earned during the year ended December 31, 2009, including lower period time charter rates associated with vessels subject to early redelivery which entered into new charter contracts with lower rates compared to those previously contracted.

•

Net income was $165.4 million, or earnings per share of $3.03 , for the year ended December 31, 2009 compared to $119.2 million, or earnings per share of $2.19, for the year ended December 31, 2008. The increase in net income of $46.2 million reflects mainly: (i) net revenue of $164.6 million compared to $200.8 million, (ii) early redelivery income of $75.0 million compared to early redelivery cost of $0.6 million, (iii) loss on asset cancellations of $20.7 million compared to none, (iv) loss on derivatives of $4.4 million compared to $19.5 million, (v) foreign currency gain of $0.8 million compared to foreign currency loss of $9.5 million and (vi) interest expense of $10.3 million compared to $16.4 million, for the years ended December 31, 2009 and 2008, respectively.

•

EBITDA was $187.6 million for the year ended December 31, 2009 , an increase of 29% from $144.9 million for the year ended December 31, 2008.

Dividend Declaration

The Company declared a cash dividend on its common stock of $0.15 per share payable on or about February 26, 2009 to shareholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (“NYSE”) on February 19, 2009.

The Company had 54,514,643 shares of common stock outstanding as of today.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Fleet and Employment Profile

•

The Company’s operational fleet comprised of 13 drybulk vessels with an average age of 3.64 years as of January 31, 2010. The Company has also contracted for six additional drybulk newbuild vessels with deliveries scheduled through 2012.

•

As of January 31, 2010, the contracted employment of the Company’s fleet under period time charters was as follows: 86% of fleet ownership days for the remaining days of 2010, 59% for 2011 and 51% for 2012. This includes all vessels which will be delivered to us through 2012.

•

On January 7, 2010, the Company sold and delivered to third party buyers its oldest Panamax-class drybulk vessel, Efrossini, built in 2003, and received sale proceeds of $33.0 million, all of which was applied to retire the $34.5 million debt outstanding associated with the vessel.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “In what we believe was one of the worst years in the global economy, we managed to considerably increase the annual earnings per share to $3.03, strengthen our balance sheet and maintain our dividend of $0.15 per share for the quarter ended December 31, 2009. In parallel we continue to maintain a high charter coverage ratio and continue to implement our strategy of selective fleet expansion.”

Conference Call

On Wednesday, February 10, 2010 at 10:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0 (800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 19, 2010 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0 800 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2009 Results

Net income increased by 95% to $23.2 million for the fourth quarter of 2009 from $11.9 million for the fourth quarter of 2008. This increase is attributable to the following factors:

Net revenues: Net revenues were $36.6 million for the fourth quarter of 2009, a 21% decrease compared to $46.6 million for the fourth quarter of 2008. The decrease in revenues resulted mainly from lower charter rates earned during the fourth quarter of 2009.

Vessel operating expenses: Vessel operating expenses increased by 4% to $5.2 million for the fourth quarter of 2009, compared to $5.0 million for the same period in 2008, mainly due to an increase in ownership days. Daily vessel operating expenses decreased by 14% to $4,053 for the fourth quarter 2009, compared to $4,722 for the fourth quarter of 2008. The decrease in daily operating expenses is mainly attributed to a decrease in repairs and maintenance, including drydocking costs, general stores and insurance costs.

Interest expense: Interest expense decreased to $1.5 million in the fourth quarter of 2009 from $4.0 million for the same period in 2008, notwithstanding the increase in weighted average indebtedness. The decrease in interest expense is attributable to a lower weighted average annual interest rate of 1.263% p.a. in the fourth quarter of 2009, as compared to 3.749% p.a. in the fourth quarter of 2008. The weighted average of loans outstanding during the fourth quarter of 2009 amounted to $472.1 million, compared to $450.2 million during the fourth quarter of 2008.

Loss on derivatives: Loss on derivatives decreased to $1.2 million for the fourth quarter of 2009, compared to a loss of $21.0 million for the same period in 2008, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions, which were transacted to manage the risk and interest rate exposure of our loan and credit facilities. At the end of 2009, the aggregate notional amount of interest rate swap transactions outstanding was $452.5 million, compared to $445.2 million at the end of 2008. These swaps economically hedged the interest rate exposure of approximately 96% of the Company’s aggregate loans outstanding as of December 31, 2009. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Cash, time deposits, restricted cash and investments: As of December 31, 2009, we had $82.7 million in cash, short-term time deposits and short-term restricted cash, $4.8 million in long-term restricted cash and $50.0 million in a long-term floating rate note.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2009

	Three Month Period Ended December 31,		Twelve Month Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2008	2009	2008	2009
REVENUES:
Revenues	48,124	37,435	208,411	168,400
Commissions	(1,486)	(867)	(7,639)	(3,794)
Net revenues	46,638	36,568	200,772	164,606
EXPENSES:
Voyage expenses	(104)	(97)	(273)	(577)
Vessel operating expenses	(5,010)	(5,220)	(17,615)	(19,628)
Depreciation	(2,830)	(3,941)	(10,614)	(13,893)
General and administrative expenses	(1,703)	(1,544)	(8,045)	(7,046)
Early redelivery (cost)/income	-	-	(565)	74,951
Loss on asset cancellations	-	-	-	(20,699)
Operating income	36,991	25,766	163,660	177,714
OTHER (EXPENSE) / INCOME:
Interest expense	(4,010)	(1,523)	(16,392)	(10,342)
Other finance costs	(145)	(51)	(408)	(442)
Interest income	536	298	1,492	2,164
Loss on derivatives	(20,965)	(1,241)	(19,509)	(4,416)
Foreign currency (loss)/gain	(498)	(65)	(9,501)	838
Amortization and write-off of deferred finance charges	(22)	(20)	(131)	(106)
Net income	11,887	23,164	119,211	165,410

Earnings per share	0.22	0.42	2.19	3.03
Weighted average number of shares	54,501,334	54,513,787	54,500,889	54,510,587

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2008 AND DECEMBER 31, 2009

(In thousands of U.S. Dollars)	December 31, 2008	December 31, 2009
ASSETS
Cash, time deposits, and restricted cash	81,605	82,714
Asset held for sale	—	16,969
Other current assets	6,481	5,965
Total fixed assets	387,296	467,513
Restricted cash non-current	4,750	4,763
Long-term investment	—	50,000
Other non-current assets	2,150	800
Total assets	482,282	628,724

LIABILITIES AND EQUITY
Current portion of long-term debt & liability directly associated with asset held for sale	54,807	50,242
Other current liabilities	16,056	15,309
Long-term debt, net of current portion	413,483	420,994
Other non-current liabilities	33,481	44,960
Shareholders (deficit)/equity	(35,545)	97,219
Total liabilities and equity	482,282	628,724

Fleet Data

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2009	2008	2009

Number of vessels at period’s end	12	14	12	14
Average age of fleet (in years) at period’s end	3.33	3.80	3.33	3.80
Ownership days (1)	1,061	1,288	4,075	4,817
Available days (2)	1,051	1,275	4,040	4,795
Operating days (3)	1,049	1,273	4,025	4,778
Fleet utilization (4)	98.8%	98.8%	98.8%	99.2%
Average number of vessels in the period (5)	11.53	14.00	11.13	13.20
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$44,276	$28,605	$49,626	$34,208
Daily vessel operating expenses (7)	$4,722	$4,053	$4,323	$4,075

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2009	2008	2009

Net Income	11,887	23,164	119,211	165,410
Plus Net Interest Expense	3,474	1,225	14 ,900	8,178
Plus Depreciation	2,830	3,941	10,614	13,893
Plus Amortization	22	20	131	106
EBITDA	18,213	28,350	144,856	187,587

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

 Existing Fleet Employment Profile as of January 31, 2010

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
MV Maria	76,000	2003	18,000 17,750	Jun 2009 - Aug 2010 Sep 2010 - Apr 2011
MV Vassos	76,000	2004	29,000	Nov 2008 - Oct 2013
MV Katerina	76,000	2004	15,500	Jun 2009 - May 2011
MV Maritsa	76,000	2005	15,500 28,000 (c)	Jan 2009 -Feb 2010 Mar 2010 - Mar 2015
MV Pedhoulas Merchant	82,300	2006	43,120 (d)	Jan 2009 - Mar 2010
MV Pedhoulas Trader	82,300	2006	41,500 (e)	Aug 2008 - Jul 2013
MV Pedhoulas Leader	82,300	2007	18,500	Jul 2009 - Jun 2011
MV Stalo	87,000	2006	32,000 34,160	Jan 2010-Mar 2010 Mar 2010 - Feb 2015
MV Marina	87,000	2006	41,500 (f)	Dec 2008 - Dec 2013
MV Sophia	87,000	2007	34,720	Oct 2008 - Sep 2013
MV Eleni	87,000	2008	41,640 (g)	Nov 2008 - Mar 2015
MV Martine	87,000	2009	40,500	Feb 2009 - Feb 2014
MV Andreas K	92,000	2009	20,500	Nov-2009 - Nov 2010

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery/redelivery dates reflect the Company’s best estimates, but actual delivery/redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Reflects average rate among various options available to the charterer.

(d)

In December 2009, we agreed with the charterer of the vessel Pedhoulas Merchant to terminate the existing charter during February or March 2010. In exchange for the early redelivery of this vessel, the charterer agreed to pay cash compensation ranging from $5.1 million to $6.5 million, net of commissions, depending on the vessel’s actual redelivery date.

(e)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, fourth and fifth years at $20,000.

(f)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(g)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Apr. 2015 at $34,160.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of January 31, 2010 is:

2010

....................…………...…………86%

2011

....................…………...…………59%

2012

....................…………...…………51%

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 drybulk vessels, all built post-2003, and have contracted to acquire six additional drybulk newbuild vessels to be delivered at various times through 2012.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Refer to the definition of “TCE” in Note 6 of the Fleet Data Table.

2 EBITDA represents net income plus net interest expense, income tax, depreciation and amortization.  See “EBITDA Reconciliation”.